Jardines

JARDINE STRATEGIC HOLDINGS LIMITED
Securities and Exchange Commission File No.82-3035

48th Floor Jardine House
Central, Hong Kong
Tel (852) 2843 8288 Fax (852) 2845 9005
jsd@jardines.com

Group Secretariat

22nd August 2002

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington D.C. 20549
U.S.A.

02049740

SUPPL

02 SEP -6 AM 9:12

Dear Sirs

<u>Jardine Strategic Holdings Limited (the "Company")</u>

We enclose for your information the following:-

(1) a copy of the Company's Interim Report 2002; and

(2) a notification dated 22nd August 2002 which was lodged with the UK Listing Authority today.

Yours faithfully
JARDINE MATHESON LIMITED

pp Neil M McNamara
Group Corporate Secretary

PROCESSED
SEP 12 2002
THOMSON
FINANCIAL

Encl

dlw 9/6

[Cng/MC/2002Corr/7]

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Company	Jardine Strategic Hldgs Ld
TIDM	JDS
Headline	Doc re Interim Report
Released	10:09 22 Aug 2002
Number	2762A

JARDINE STRATEGIC HOLDINGS LIMITED

INTERIM REPORT 2002

Jardine Strategic Holdings Limited announces that its Interim Report for the six months ended 30th June 2002 has been posted to shareholders today, Thursday, 22nd August 2002, and is available on the Company's website at www.jardines.com.

A copy of the above report has also been submitted to the UK Listing Authority (the "UKLA"), and will shortly be available for inspection at the UKLA's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel no. (44) 20 7676 1000

Neil M McNamara, Jardine Matheson Limited
For and on behalf of Jardine Strategic Holdings Limited

22nd August 2002

www.jardines.com

END

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Jardine Strategic Interim Report 2002

Jardines

Jardine Strategic is a holding company with its principal interests in Jardine Matheson, Dairy Farm, Hongkong Land, Mandarin Oriental and Cycle & Carriage. Its policy is to take strategic stakes in multinational businesses, particularly those with an Asian focus, and to support their expansion. It also complements these interests with smaller positions in quality businesses with existing or potential links with the Group.

Jardine Strategic is incorporated in Bermuda with its primary share listing in London. The Company's shares are also listed in Singapore and Bermuda. In addition, it has a sponsored American Depositary Receipt programme.

Jardine Matheson Limited, which operates from Hong Kong, acts as General Manager to the Company and provides management services to the Group companies. It makes available senior management and provides financial, legal, human resources and treasury support services to the Group's subsidiary undertakings and associates.

Highlights

- Underlying earnings per share increase 82% to US¢14.96
- Partial bid to increase stake in Cycle & Carriage to over 50%
- Hongkong Land property values decline
- Dairy Farm recovers and sells New Zealand business
- Mandarin Oriental sees hotel occupancy improve, but rates weaken

- Results

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties		
	Six months ended 30th June			Six months ended 30th June		
Change	2001	**2002**		**2002**	2001	Change
%	US$m	US$m		US$m	US$m	%
(31)	2,782	**1,914**	Revenue	**1,914**	2,782	*(31)*
85	48	**89**	Underlying net profit	**97**	55	*77*
N/A	(13)	**221**	Net profit/(loss)	**6**	(6)	*N/A*
%	US¢	US¢		US¢	US¢	%
91	7.15	**13.65**	Underlying earnings per share	**14.96**	8.20	*82*
N/A	(1.97)	**34.03**	Earnings/(loss) per share	**0.89**	(0.93)	*N/A*
–	4.60	**4.60**	Interim dividend per share	**4.60**	4.60	–
%	US$	US$		US$	US$	%
2	4.92	**5.00**	Net assets per share*	**5.00**	4.92	*2*

**Based on the market price of the Company's holdings at the period end.*

The Group's financial statements are prepared under International Accounting Standards ('IAS'), which no longer permit leasehold interests in land to be carried at valuation. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information prepared in accordance with IAS as modified by the revaluation of leasehold properties in addition to the IAS financial statements. The figures included in Highlights, Chairman's Statement and Operating Review are based on this supplementary financial information unless otherwise stated.

Performance

The first half of 2002 was unsettled with the Group's Asian markets demonstrating mixed responses to the global economic uncertainty. Despite this, Jardine Strategic produced a strong 77% increase in underlying net profit to US$97 million for the six months. Underlying earnings per share were enhanced further by share repurchases and increased 82% to US¢14.96.

There were some good results from among Jardine Strategic's subsidiaries and affiliates in the first half. Following the disposal of its Australian operations, Dairy Farm's contribution increased, with a better performance from its Hong Kong supermarkets. The contribution from Jardine Matheson's directly owned businesses reduced, with gains in Jardine Pacific and Jardine Lloyd Thompson being offset by a decline in profitability in Jardine Motors' main Hong Kong market. Mandarin Oriental saw occupancy levels recover in many of its hotels, although rates remained weak; its result includes the write-back of development costs following the decision to proceed with its Washington project. Cycle & Carriage's reported profit improved as its Indonesian affiliate, Astra International, responded positively to improving market sentiment and a strengthening of the Rupiah. Hongkong Land maintained occupancy, but earnings suffered from negative rent reversions in a soft Hong Kong market.

Hongkong Land's valuation of its property portfolio at 30th June 2002 recorded a 7% reduction. As International Accounting Standards require the changes arising on the revaluation of investment properties to be taken through the Company's profit & loss account, rather than directly to reserves, a total non-cash deficit of US$250 million has been set against profit. This was partly offset by the Company's US$163 million share of the profit on disposal by Dairy Farm of Woolworths New Zealand, and a net profit of US$6 million was recorded for the half year.

Net asset value per share at 30th June 2002, based on the market price of the Company's holdings, was US$5.00 compared with US$4.88 at the prior year end. An unchanged interim dividend of US¢4.60 per share has been declared.

Business Developments

In July, the Company announced a cash partial offer to increase its holding in Cycle & Carriage to 50.2%. While Cycle & Carriage is facing a number of challenges in its business, we remain confident that the company's management can meet these challenges over the next few years. An increased stake of over 50% will place us in a better position to support Cycle & Carriage, while enabling the company to maintain the advantages of its Singapore listing and a high level of local ownership. The offer is conditional upon the approval of the independent shareholders of Edaran Otomobil Nasional Berhad ('EON'), which owns a 21% stake in Cycle & Carriage, for EON to accept it. This process is expected to take some three months to complete. In order to meet regulatory requirements, the Company also announced a cash offer to acquire the 40.29% of MCL Land that Cycle & Carriage does not own. The offer price of S$1.09 per share represents a 51% discount to the net asset value per share of MCL Land as at 31st December 2001.

Astra International, Cycle & Carriage's 31%-held Indonesian affiliate, achieved a good trading performance, but high levels of foreign currency debt continue to hamper the company and Astra has indicated that it may not be in a position to meet all its capital repayments as they fall due. Astra has appointed a financial adviser to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Hongkong Land's property development projects are progressing well. Its latest flagship commercial property in Hong Kong, Chater House, was completed on schedule in June, and has been over 50% pre-let despite the poor market. Construction will begin soon on the group's Singapore joint-venture development, One Raffles Quay, while the pre-sale of the first phase of its new residential development in Beijing, Central Park, was well received with nearly half of the apartments being sold.

In June, Dairy Farm sold its supermarket business in New Zealand for a significant premium, giving rise to a gain of US$225 million. Following the disposal of its Australasian businesses, the company's focus is now on growing its Asian operations. Good operating performance, coupled with the significant improvement in the group's financial position, has enabled Dairy Farm to reinstate its dividend.

Mandarin Oriental's underlying performance in the first half was improved as occupancy levels at most of its hotels recovered from the depressed conditions prevailing in the second half of last year, although room rates have continued to weaken. The group's development plans remain on track with three key hotel projects in progress in New York, Washington D.C. and Tokyo.

Jardine Matheson's 32%-held insurance broking affiliate, Jardine Lloyd Thompson, has been a beneficiary of the hardening insurance markets and has responded well to the increasing demands from its clients for the limited capacity that is available. Jardine Motors Group has, however, been impacted by the poor trading conditions in its primary Hong Kong market. In addition, the new Mercedes-Benz franchise arrangement in Hong Kong and the reorganization of its Mercedes-Benz dealer network in the United Kingdom, which both took effect in July 2002, will adversely affect future earnings.

In the first half of the year the Company repurchased and cancelled some 14 million shares, enhancing both earnings and net asset value per share.

Looking Ahead

Trading conditions for most of the Group's businesses are inevitably linked with the state of the global economy, which at the current time is uncertain. We remain financially sound with businesses that produce good cash flows, and, therefore, are able to concentrate on creating value for shareholders over the longer term.

Henry Keswick
Chairman

31st July 2002

Hongkong Land

A major listed group, with some 5 million sq. ft of prime commercial property in the heart of Hong Kong. Hongkong Land also develops high quality property and infrastructure projects in Asia. (41%)

Dairy Farm

A listed company, Dairy Farm is a leading pan-Asian food and drugstore retailer – principally supermarkets, hypermarkets, convenience stores, drugstores and restaurants. (69%)

MANDARIN ORIENTAL
THE HOTEL GROUP

A listed international hotel investment and management group with a portfolio of 21 deluxe and first class hotels worldwide, including three under development. (70%)

CYCLE & CARRIAGE

A leading Singapore-listed company with its principal interests in: motor vehicles; property investment and development; and a 31% strategic stake in Astra International, one of Indonesia's largest conglomerates. (29%)

(Attributable interests of Jardine Strategic as at 30th June 2002)

Jardine Matheson

A unique Asian-based conglomerate with a portfolio of interests in leading businesses, held in part through its 76% stake in Jardine Strategic. (51%)

Jardine Pacific

Jardine Pacific's select portfolio of businesses represents a significant number of the Group's non-listed interests in the Asia-Pacific region. (100%)

Jardine Motors Group

Engaged in the distribution, sales and service of motor vehicles, Jardine Motors Group has operations in Asia, the United Kingdom and the United States. (100%)

JARDINE LLOYD THOMPSON
Group plc

A leading listed provider of risk solutions and insurance services, combining specialist skills in the London insurance market with an international network. (32%)

(Attributable interests of Jardine Matheson as at 30th June 2002)

Jardine Matheson

Jardine Matheson's strong earnings performance in the second half of 2001 continued into the first six months of 2002 with underlying earnings per share of US¢28.82 being achieved, a 45% increase over the first half of 2001. Underlying net profit rose 39% to US$109 million. Of its directly held investments:

- **Jardine Pacific** produced a profit of US$36 million in the first half, 9% ahead of last year. Trading conditions were mixed during the early months of the year with weak consumer sentiment impacting the performance of a number of businesses. Jardine Schindler achieved an improved order intake during the first half and continued to build its maintenance portfolio. Gammon Skanska's existing projects have been progressing well, but construction order books are generally weaker and this may impact its earnings outlook. JEC experienced lower business volumes in its Hong Kong engineering operations. HACTL reported 17% growth in air cargo throughput for the first six months, driven primarily by strong export demand to the United States and Europe. The poor trading conditions in Hong Kong negatively affected most of the group's other businesses.

- **Jardine Motors Group** achieved an underlying net profit of US$21 million for the six months, a reduction of 30% on the previous year. In Hong Kong, Zung Fu's margins were under pressure in a weak market, and sales declined in anticipation of a model change. After-sales activities, however, remained strong. There was a positive contribution from Mainland China. The performance from the United Kingdom dealerships continued to improve, but there were further significant expenses incurred in rationalizing the property portfolio and reorganizing the head office support units. The new Mercedes-Benz franchise arrangement in Hong Kong and the reorganization of the Mercedes-Benz dealer network in the United Kingdom both took effect in July 2002 and will have an adverse effect on results.

- **Jardine Lloyd Thompson** produced a good result for the first six months achieving significant growth in both revenue and profits. There was a very strong performance from its Risk & Insurance Group and steady growth in its Employee Benefits business. Brokerage and fees grew by 12% to £194 million, and profit before tax (excluding exceptional items and goodwill amortisation) under UK accounting standards rose 20% to £51 million. The insurance market continued to see rising premium rates, tighter terms and conditions for insurance cover and reduced capacity, and Jardine Lloyd Thompson expects these conditions to continue beyond 2003.

Hongkong Land

Hongkong Land reported an underlying profit for the first half of US$96 million, down 16%. Net income from property was 6% lower as rental reversions remained negative in Hong Kong's soft property market. Net financing charges rose as higher gearing following share repurchases offset the benefit of lower interest rates. Underlying earnings per share fell 10%, the reduced number of shares in issue mitigating the effect of lower aggregate earnings. At 30th June 2002, a revaluation of Hongkong Land's property portfolio recorded a deficit of US$601 million, a decline of 7% since the prior year end, leading to a reported loss of US$506 million for the half year. The key driver for Hongkong Land's earnings is a

revival of demand in the Hong Kong office market, which is dependent upon recovery in global business confidence, and no material change in the current trend is expected for the remainder of the year.

Market rental levels in Hong Kong's Central District fell some 13% in the first half, although the impact on the group was smoothed by the reversionary pattern of its leases. In spite of this challenging market, occupancy in the group's existing portfolio was maintained. In June, Hongkong Land obtained an occupation permit for its new development, Chater House. The property had been over 50% pre-let, and its major office and retail tenants are now fitting out space. In Singapore, the group's joint-venture development with Cheung Kong and Keppel Land is making progress and will be completed in 2005. In Beijing, the Central Park residential development joint-venture received permission to pre-sell in April and, following an effective marketing campaign in Beijing and Hong Kong, almost half of the first phase of 600 apartments were sold.

Dairy Farm

Dairy Farm's continuing operations showed substantial improvement in the first half of 2002, producing an underlying profit of US$30 million, compared with US$6 million in the same period in 2001. Sales from continuing operations were US$1,435 million, an increase of 7% over the prior year. In April, the company repurchased some ten per cent. of its issued share capital for a total cost of US$130 million. Dairy Farm sold its New Zealand supermarket business in June, recording a gain of US$225 million, and is now in a good position to develop its exclusively Asian-based businesses. The group's improved trading position has enabled it to reinstate an interim dividend.

An exceptional performance from Singapore and good progress from Giant in Malaysia enabled its Southeast Asia operations to increase sales by 11% and operating profit by 42% for the period. In North Asia, Mannings and 7-Eleven in Hong Kong continued to build on their leading market positions to produce good results. Wellcome Hong Kong showed some improvement, with a modest increase in sales and further expense reductions. 7-Eleven in Southern China continued its new store roll-out programme, opening 21 outlets in the first half to bring its total to 93 stores. Dairy Farm's restaurant joint-venture, Maxim's, increased its profit by 24%, and continued to expand its Starbucks business in Hong Kong and will open its first Starbucks in Macau and Guangdong Province during the second half of the year.

Mandarin Oriental

Mandarin Oriental's first half performance was encouraging as occupancy at most of its hotels recovered from the depressed levels in the second half of 2001. Total revenues declined, however, compared with the first half of 2001 due to the continued weakness in average room rates. But prudent cost containment, a favourable interest rate environment and a US$5 million write-back of development costs for Mandarin Oriental, Washington D.C. enabled the group to achieve a net profit of US$12 million for the period, up from US$6 million in the prior year. No interim dividend was declared given the current uncertain environment and the group's ongoing development commitments.

Mandarin Oriental's two Hong Kong hotels showed some improvement in occupancy, but average room rates declined. Its London hotel has been firmly established as one of that city's leading

properties, achieving an 11% increase in total revenue against the market trend. In New York, occupancy levels were up over the prior year, although rates were soft. There were mixed performances among the group's associate and managed hotels.

Mandarin Oriental's long-term strategy of being one of the world's leading luxury hotel groups remains firmly on course with three significant projects currently under way. Its new hotel in New York in the AOL/Time Warner Center is scheduled to open in late 2003. The development of a luxury hotel in Washington D.C. has commenced, with completion expected in 2004, and the detailed planning for its Tokyo hotel has begun.

Cycle & Carriage

Most of the major markets in which Cycle & Carriage operates experienced steady or improving economies in the first half of the year, with the exception of Singapore. Cycle & Carriage's profit excluding exceptional items was S$124 million for the first six months of 2002, 96% above the comparable period in 2001. Earnings from the motor vehicle operations, at S$26 million, were down 47% due to a weak performance from its Singapore operations. Mercedes-Benz sales in Singapore declined in intense market competition, and margins were also impacted ahead of the introduction of the new model and the loss of distributor margin earned in the previous year on Mercedes-Benz stocks carried over. The contribution from property for the first six months increased to S$10 million.

Astra International experienced buoyant trading conditions in Indonesia, with good demand for both motor vehicles and motorcycles. The operating contribution from Cycle & Carriage's 31% shareholding in Astra increased materially to S$98 million. In addition, Cycle & Carriage's share of the gain arising from the strengthening of the Rupiah was S$44 million, compared to a significant loss in the previous year. This was, however, partly offset by the write-off of deferred tax assets of S$35 million which are expected to expire prior to utilization.

Astra's high level of foreign currency debt and its onerous repayment schedule remain a challenge, and Astra has indicated that it may not be in a position to meet all its capital repayments as they fall due. A financial adviser has been appointed by Astra to assist in reviewing the options available so that a decision can be made on the most appropriate balance sheet strategy.

Other Interests

Edaran Otomobil Nasional's decision to sell its stake in Cycle & Carriage into the partial offer announced by the Company is part of its own broader strategy of focusing on its core automotive distribution and automotive related businesses in Malaysia where it commands controlling interests. EON, in which Jardine Strategic has a 19.3% interest, has also announced its intention to improve its capital structure and return value to its shareholders by the payment of a special dividend out of existing resources and from the proceeds from the sale of its Cycle & Carriage stake.

Consolidated Profit and Loss Account

Prepared in accordance with IAS: Year ended 31st December 2001 US$m	Six months ended 30th June 2001 US$m	**2002** US$m	*Note*		Prepared in accordance with IAS as modified by revaluation of leasehold properties*: Six months ended 30th June **2002** US$m	2001 US$m	Year ended 31st December 2001 US$m
5,152	2,782	**1,914**	*2*	Revenue	**1,914**	2,782	5,152
(3,731)	(2,032)	**(1,355)**		Cost of sales	**(1,354)**	(2,032)	(3,731)
1,421	750	**559**		Gross profit	**560**	750	1,421
68	57	**11**		Other operating income	**11**	57	68
(1,105)	(603)	**(399)**		Selling and distribution costs	**(399)**	(602)	(1,105)
(274)	(141)	**(97)**		Administration expenses	**(97)**	(141)	(274)
(54)	(9)	**(13)**		Other operating expenses	**(13)**	(9)	(53)
–	–	**225**		Net profit on disposal of Woolworths in Dairy Farm	**225**	–	–
38	(12)	**–**		Net gain/(loss) on disposal of Franklins' assets in Dairy Farm	**–**	(12)	38
94	42	**286**	*3*	Operating profit	**287**	43	95
(100)	(50)	**(32)**		Net financing charges	**(32)**	(50)	(100)
204	112	**108**		Share of operating profit less net financing charges of associates and joint ventures	**140**	119	237
(88)	(88)	**–**		Impairment of assets in Cycle & Carriage	**–**	(88)	(88)
–	–	**–**		Decrease in fair value of investment properties in Hongkong Land	**(248)**	–	(246)
116	24	**108**	*4*	Share of results of associates and joint ventures	**(108)**	31	(97)
110	16	**362**		Profit/(loss) before tax	**147**	24	(102)
(74)	(33)	**(54)**	*5*	Tax	**(54)**	(33)	(75)
36	(17)	**308**		Profit/(loss) after tax	**93**	(9)	(177)
(4)	4	**(87)**		Outside interests	**(87)**	3	(4)
32	(13)	**221**		Net profit/(loss)	**6**	(6)	(181)
US¢	US¢	US¢			US¢	US¢	US¢
4.80	(1.97)	**34.03**	*6*	Earnings/(loss) per share	**0.89**	(0.93)	(27.21)
18.48	7.15	**13.65**	*6*	Underlying earnings per share	**14.96**	8.20	20.70

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Balance Sheet

Prepared in accordance with IAS				Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
At 31st December	At 30th June			At 30th June		At 31st December
2001	2001	**2002**		**2002**	2001	2001
US$m	US$m	US$m		US$m	US$m	US$m
			Net operating assets			
72	73	**84**	Goodwill	**84**	73	72
1,041	1,186	**975**	Tangible assets	**1,629**	1,895	1,692
362	357	**384**	Leasehold land payments	**–**	–	–
1,910	1,952	**1,950**	Associates and joint ventures	**3,127**	3,577	3,305
499	578	**606**	Other investments	**606**	578	499
10	15	**6**	Deferred tax assets	**6**	15	10
42	42	**42**	Pension assets	**42**	42	42
2	–	**–**	Other non-current assets	**–**	–	2
3,938	4,203	**4,047**	Non-current assets	**5,494**	6,180	5,622
282	386	**222**	Stocks	**222**	386	282
174	166	**143**	Debtors and prepayments	**143**	166	174
595	622	**677**	Bank balances and other liquid funds	**677**	622	595
1,051	1,174	**1,042**	Current assets	**1,042**	1,174	1,051
(807)	(855)	**(718)**	Creditors and accruals	**(718)**	(855)	(807)
(261)	(395)	**(56)**	Borrowings	**(56)**	(395)	(261)
(17)	(13)	**(17)**	Current tax liabilities	**(17)**	(13)	(17)
(1,085)	(1,263)	**(791)**	Current liabilities	**(791)**	(1,263)	(1,085)
(34)	(89)	**251**	Net current assets/(liabilities)	**251**	(89)	(34)
(1,277)	(1,368)	**(1,406)**	Long-term borrowings	**(1,406)**	(1,368)	(1,277)
(31)	(41)	**(32)**	Deferred tax liabilities	**(35)**	(44)	(34)
(2)	(3)	**(3)**	Pension liabilities	**(3)**	(3)	(2)
(5)	(12)	**(8)**	Other non-current liabilities	**(8)**	(12)	(5)
2,589	2,690	**2,849**		**4,293**	4,664	4,270
			Capital employed			
53	53	**52**	Share capital	**52**	53	53
1,264	1,274	**1,224**	Share premium	**1,224**	1,274	1,264
1,614	1,644	**1,889**	Revenue and other reserves	**3,207**	3,443	3,146
(824)	(812)	**(822)**	Own shares held	**(822)**	(812)	(824)
2,107	2,159	**2,343**	Shareholders' funds	**3,661**	3,958	3,639
482	531	**506**	Outside interests	**632**	706	631
2,589	2,690	**2,849**		**4,293**	4,664	4,270

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Statement of Changes in Shareholders' Funds

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December 2001 US$m	Six months ended 30th June 2001 US$m	Six months ended 30th June **2002** US$m	*Note*		Six months ended 30th June **2002** US$m	Six months ended 30th June 2001 US$m	Year ended 31st December 2001 US$m
2,377	2,377	**2,107**		At beginning of period	**3,639**	4,170	4,170
				Revaluation of properties			
(5)	–	**1**		– net revaluation surplus/(deficit)	**1**	–	(52)
1	–	**–**		– deferred tax	**–**	–	1
				Revaluation of other investments			
(126)	(49)	**52**		– fair value gains/(losses)	**52**	(49)	(126)
(13)	(13)	**–**		– transfer to consolidated profit and loss account on disposal	**–**	(13)	(13)
				Net exchange translation differences			
(42)	(54)	**63**		– amount arising in period	**64**	(55)	(43)
21	–	**6**		– transfer to consolidated profit and loss account on disposal of businesses	**6**	–	21
				Cash flow hedges			
(12)	(9)	**(6)**		– fair value losses	**(6)**	(9)	(12)
9	2	**1**		– transfer to consolidated profit and loss account	**1**	2	9
–	1	**–**		Other	**–**	1	–
(167)	(122)	**117**		Net gains/(losses) not recognized in consolidated profit and loss account	**118**	(123)	(215)
32	(13)	**221**		Net profit/(loss)	**6**	(6)	(181)
(97)	(66)	**(64)**	*7*	Dividends	**(64)**	(66)	(97)
(10)	–	**(41)**		Repurchase of shares	**(41)**	–	(10)
1	–	**1**		Change in attributable interests	**1**	–	1
(29)	(17)	**2**		Decrease/(increase) in own shares held	**2**	(17)	(29)
2,107	2,159	**2,343**		At end of period	**3,661**	3,958	3,639

*The basis of preparation of this supplementary financial information is set out in note 1.

Consolidated Cash Flow Statement

Prepared in accordance with IAS					Prepared in accordance with IAS as modified by revaluation of leasehold properties*		
Year ended 31st December 2001 US$m	Six months ended 30th June 2001 US$m	Six months ended 30th June **2002** US$m	Note		Six months ended 30th June **2002** US$m	Six months ended 30th June 2001 US$m	Year ended 31st December 2001 US$m
				Operating activities			
94	42	**286**		Operating profit	**287**	43	95
147	74	**62**		Depreciation and amortisation	**61**	73	146
(44)	(30)	**(218)**		Other non-cash items	**(218)**	(30)	(44)
20	(15)	**20**		Decrease/(increase) in working capital	**20**	(15)	20
24	19	**6**		Interest received	**6**	19	24
(121)	(65)	**(40)**		Interest and other financing charges paid	**(40)**	(65)	(121)
(18)	(10)	**(9)**		Tax paid	**(9)**	(10)	(18)
102	15	**107**			**107**	15	102
196	122	**120**		Dividends from associates and joint ventures	**120**	122	196
298	137	**227**		Cash flows from operating activities	**227**	137	298
				Investing activities			
(54)	(32)	**(147)**	*8(a)*	Purchase of subsidiary undertakings	**(147)**	(32)	(54)
(89)	(64)	**(16)**	*8(b)*	Purchase of associates and joint ventures	**(16)**	(64)	(89)
(5)	(2)	**(1)**		Purchase of other investments	**(1)**	(2)	(5)
(142)	(63)	**(81)**		Purchase of tangible assets	**(81)**	(63)	(142)
54	50	**274**	*8(c)*	Sale of subsidiary undertakings	**274**	50	54
4	–	**1**		Sale of associates and joint ventures	**1**	–	4
189	189	**–**	*8(d)*	Sale of other investments	**–**	189	189
28	27	**2**		Sale of tangible assets	**2**	27	28
217	(12)	**–**		Disposal of Franklins' assets in Dairy Farm	**–**	(12)	217
202	93	**32**		Cash flows from investing activities	**32**	93	202
				Financing activities			
(10)	–	**(37)**		Repurchase of shares	**(37)**	–	(10)
3	–	**5**		Capital contribution from outside shareholders	**5**	–	3
915	318	**306**		Drawdown of borrowings	**306**	318	915
(1,380)	(545)	**(328)**		Repayment of borrowings	**(328)**	(545)	(1,380)
(155)	(105)	**(105)**		Dividends paid by the Company	**(105)**	(105)	(155)
(5)	(3)	**–**		Dividends paid to outside shareholders	**–**	(3)	(5)
(632)	(335)	**(159)**		Cash flows from financing activities	**(159)**	(335)	(632)
(6)	(1)	**3**		Effect of exchange rate changes	**3**	(1)	(6)
(138)	(106)	**103**		Net increase/(decrease) in cash and cash equivalents	**103**	(106)	(138)
708	708	**570**		Cash and cash equivalents at beginning of period	**570**	708	708
570	602	**673**		Cash and cash equivalents at end of period	**673**	602	570

*The basis of preparation of this supplementary financial information is set out in note 1.

1 Accounting Policies and Basis of Preparation

The unaudited interim condensed financial statements have been prepared in accordance with IAS 34 – Interim Financial Reporting.

There have been no changes to the accounting policies described in the 2001 annual financial statements. As in 2001, the Group is required to account for leasehold land in respect of investment and other properties at amortised cost in order to comply with IAS. This treatment does not reflect the generally accepted accounting practice in the territories in which the Group has significant leasehold interests, nor how management measures the performance of the Group. Accordingly, the Group has presented supplementary financial information on pages 8 to 11 and page 14 prepared in accordance with IAS as modified by the revaluation of leasehold properties.

The Group's reportable segments are set out in note 2 and are described on pages 4 to 7.

2 Revenue

	Prepared in accordance with IAS	
	Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Dairy Farm	**1,802**	2,664
Mandarin Oriental	**112**	118
	1,914	2,782

3 Operating Profit

	Prepared in accordance with IAS	
	Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Dairy Farm	**24**	21
Mandarin Oriental	**22**	19
	46	40
Discontinuing operations		
– Woolworths in Dairy Farm	**16**	10
– Franklins in Dairy Farm	**–**	(25)
Net profit on disposal of Woolworths in Dairy Farm	**225**	–
Net loss on disposal of Franklins' assets in Dairy Farm	**–**	(12)
Corporate and other interests	**(1)**	29
	286	42

4 Share of Results of Associates and Joint Ventures

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
By business:		
Jardine Matheson	**31**	45
Dairy Farm	**15**	12
Hongkong Land	**20**	45
Mandarin Oriental	**6**	4
Cycle & Carriage	**36**	6
	108	112
Impairment of assets in Cycle & Carriage	**–**	(88)
	108	24

5 Tax

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Company and subsidiary undertakings	**13**	8
Associates and joint ventures	**41**	25
	54	33

Tax on profits has been calculated at rates of taxation prevailing in the territories in which the Group operates and includes United Kingdom tax of US$3 million *(2001: US$3 million)*.

6 Earnings/(Loss) Per Share

Earnings per share are calculated on net profit of US$221 million *(2001: net loss of US$13 million)* and on the weighted average number of 651 million *(2001: 670 million)* shares in issue during the period. The weighted average number excludes the Company's share of the shares held by an associate.

Additional earnings per share reflecting the revaluation of leasehold properties are calculated on a net profit of US$6 million *(2001: net loss of US$6 million)* as shown in the supplementary financial information.

Additional earnings per share are also calculated based on underlying earnings. The difference between underlying net profit and net profit/(loss) is reconciled as follows:

Prepared in accordance with IAS			Prepared in accordance with IAS as modified by revaluation of leasehold properties	
Six months ended 30th June			Six months ended 30th June	
2001 US$m	**2002 US$m**		**2002 US$m**	2001 US$m
48	**89**	Underlying net profit	**97**	55
		Decrease in fair value of investment properties		
–	**–**	– Hongkong Land	**(248)**	–
–	**(2)**	– other	**(2)**	–
–	**(2)**		**(250)**	–
		Discontinuing operations		
4	**7**	– net profit of Woolworths in Dairy Farm	**7**	4
–	**156**	– net profit on disposal of Woolworths in Dairy Farm	**156**	–
(20)	**–**	– net loss of Franklins in Dairy Farm	**–**	(20)
(7)	**–**	– net loss on disposal of Franklins' assets in Dairy Farm	**–**	(7)
(23)	**163**		**163**	(23)
		Sale and closure of businesses		
–	**(6)**	– Cica in Jardine Motors Group	**(6)**	–
11	**2**	– other	**2**	11
11	**(4)**		**(4)**	11
		Asset impairment		
(88)	**–**	– Astra International	**–**	(88)
–	**(25)**	– other	**–**	–
(88)	**(25)**		**–**	(88)
10	**2**	Fair value gain on options embedded in Jardine Matheson Guaranteed Bonds	**2**	10
29	**–**	Sale of investments	**–**	29
–	**(2)**	Other	**(2)**	–
(13)	**221**	Net profit/(loss)	**6**	(6)

7 Dividends

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
	US$m	US$m
Final dividend in respect of 2001 of US¢9.90 *(2000: US¢9.90)* per share	**105**	105
Less Company's share of dividends paid on the shares held by an associate	**(41)**	(39)
	64	66

An interim dividend in respect of 2002 of US¢4.60 *(2001: US¢4.60)* per share amounting to a total of US$48 million *(2001: US$49 million)* is declared by the Board. The net amount after deducting the Company's share of the dividends payable on the shares held by an associate of US$19 million *(2001: US$18 million)* will be accounted for as an appropriation of revenue reserves in the year ending 31st December 2002.

8 Notes to Consolidated Cash Flow Statement

(a) Purchase of subsidiary undertakings in the six months ended 30th June 2002 included the Company's increased interest in Mandarin Oriental of US$17 million *(2001: US$13 million)* and the repurchase of shares in Dairy Farm of US$130 million *(2001: none)*.

(b) Purchase of associates and joint ventures in the six months ended 30th June 2001 included the Company's increased interest in Hongkong Land of US$50 million.

	Prepared in accordance with IAS Six months ended 30th June	
	2002	2001
(c) Sale of subsidiary undertakings	**US$m**	US$m
Goodwill	**–**	1
Tangible assets	**101**	4
Deferred tax assets	**5**	–
Current assets	**62**	68
Current liabilities	**(63)**	(40)
Long-term borrowings	**(49)**	–
Net assets disposed of	**56**	33
Profit on disposal	**223**	17
Sale proceeds	**279**	50
Adjustment for accrual of disposal costs and deferred consideration	**4**	–
Cash and cash equivalents of subsidiary undertakings disposed of	**(9)**	–
Net cash inflow	**274**	50

Net cash inflow in 2002 related to Dairy Farm's sale of Woolworths New Zealand.

Net cash inflow in 2001 related to Dairy Farm's sale of Sims Trading.

(d) Sale of other investments in the six months ended 30th June 2001 related to sale of the Company's interests in Housing Development Finance Corporation of US$70 million and J.P. Morgan Chase of US$119 million.

9 Corporate Cash Flow and Net Debt

	Prepared in accordance with IAS Six months ended 30th June 2002 US$m	2001 US$m
Dividends receivable	115	118
Other operating cash flows	(21)	(24)
Cash flows from operating activities	94	94
Cash flows from investing activities	(17)	108
Repurchase of shares	(37)	–
Dividends paid by the Company	(105)	(105)
Effect of exchange rate changes	–	2
Net (increase)/decrease in net debt	(65)	99
Net debt at beginning of period	(720)	(776)
Net debt at end of period	(785)	(677)
Represented by:		
Bank balances and other liquid funds	6	7
6.375% Guaranteed Bonds due 2011	(295)	–
Other long-term borrowings	(496)	(684)
	(785)	(677)

Corporate cash flow and net debt comprises the cash flows and net cash or debt of the Company and of its investment holding and financing subsidiary undertakings.

10 Capital Commitments and Contingent Liabilities

	At 30th June 2002 US$m	At 30th June 2001 US$m	At 31st December 2001 US$m
(a) Capital commitments	179	135	109

(b) Various Group companies are involved in litigation arising in the ordinary course of their respective businesses. Having reviewed outstanding claims and taking into account legal advice received, the Directors are of the opinion that adequate provisions have been made in the financial statements.

Dividend

The interim dividend of US¢4.60 per share will be payable on 16th October 2002 to shareholders on the register of members at the close of business on 23rd August 2002. The ex-dividend date will be on 21st August 2002, and the share registers will be closed from 26th to 30th August 2002, inclusive. Shareholders will receive their dividends in United States Dollars, unless they are registered on the Jersey branch register where they will have the option to elect for Sterling. These shareholders may make new currency elections by notifying the United Kingdom transfer agent in writing by 26th September 2002. The Sterling equivalent of dividends declared in United States Dollars will be calculated by reference to a rate prevailing ten business days prior to the payment date. Shareholders holding their shares through The Central Depository (Pte) Limited ('CDP') in Singapore will receive United States Dollars unless they elect, through CDP, to receive Singapore Dollars.

Press releases and other financial information on the Company can be accessed through the Internet at 'www.jardines.com'.